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                                   Filed   by   Newfield   Exploration   Company
                                   pursuant  to  Rules 165  and  425  under  the
                                   Securities   Act   of   1933,    as   amended
                                   Subject Company: Newfield Exploration Company
                                   Registration  Statement  Number:    333-91014


                              EEX CORPORATION
                       2500 CITYWEST BOULEVARD, SUITE 1400
                              HOUSTON, TEXAS 77042

                                                                October 30, 2002

Dear Fellow Shareholder:

         We have previously sent to you proxy material for the Special Meeting of Shareholders of EEX Corporation, to be held on November 26, 2002. YOUR BOARD OF DIRECTORS HAS RECOMMENDED THAT SHAREHOLDERS VOTE IN FAVOR OF THE PROPOSED MERGER WITH NEWFIELD EXPLORATION COMPANY.

         Since approval of the merger requires the affirmative vote of two-thirds of the votes entitled to be cast at the Meeting, YOUR VOTE IS IMPORTANT, no matter how many or how few shares you may own. Whether or not you have already done so, PLEASE VOTE TODAY BY TELEPHONE, VIA THE INTERNET, OR BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED.

                                           Very truly yours,

                                           Thomas M Hamilton
                                           Chairman and President,
                                              Chief Executive Officer

       ==================================================================

                                 IMPORTANT NOTE:

         REMEMBER, YOU CAN NOW VOTE BY TELEPHONE OR VIA THE INTERNET --
               SIMPLY FOLLOW THE EASY INSTRUCTIONS ON THE ENCLOSED
                        PROXY OR VOTING INSTRUCTION CARD.

             If you have any questions, or need assistance in voting
                  your shares, please call our proxy solicitor,

                           INNISFREE M&A INCORPORATED
                          TOLL-FREE, AT 1-888-750-5835

       ==================================================================

NEWFIELD HAS FILED A REGISTRATION STATEMENT ON FORM S-4 AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION CONCERNING THE MERGER, AND EEX HAS MAILED THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN TO ITS SHAREHOLDERS IN CONNECTION WITH THE MERGER. EEX SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT NEWFIELD, EEX AND THE MERGER. EEX SHAREHOLDERS MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE SEC AT www.sec.gov. EEX SHAREHOLDERS MAY ALSO OBTAIN FREE COPIES OF THESE DOCUMENTS FROM NEWFIELD BY DIRECTING A REQUEST TO NEWFIELD EXPLORATION COMPANY AT 363 N. SAM HOUSTON PKWY. E., SUITE 2020, HOUSTON, TEXAS 77060 OR FROM EEX BY DIRECTING A REQUEST TO EEX CORPORATION AT 2500 CITYWEST BOULEVARD, SUITE 1400, HOUSTON, TEXAS 77042.